United States securities and exchange commission logo





                               January 7, 2021

       Sean Carrick
       Chief Executive Officer
       Nascent Biotech Inc.
       25350 Magic Mountain Parkway Suite 250
       Santa Clarita, CA 91355

                                                        Re: Nascent Biotech
Inc.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-251525

       Dear Mr. Carrick:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 1 to Form S-1

       General

   1. The fee table and the revised legal opinion indicate that a total of 30,000,000 shares are being registered for
sale on the registration statement while the cover page of the prospectus and selling
security holders table on page 16 indicate that 33,700,000 shares are being offered for
sale pursuant to the prospectus. Please revise so that the correct amount of shares is
reflected throughout. Please also revise the legal opinion to reflect the correct filing date for
the registration statement.
 Sean Carrick
FirstName  LastNameSean Carrick
Nascent Biotech Inc.
Comapany
January    NameNascent Biotech Inc.
        7, 2021
January
Page 2 7, 2021 Page 2
FirstName LastName
       Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Claudia J. McDowell, Esq.